                                                                   EXHIBIT 99(a)


              [RYDER SCOTT COMPANY PETROLEUM ENGINEERS LETTERHEAD]






                                February 3, 1997




Pennzoil Company
Post Office Box 2967
Houston, Texas  77001

Gentlemen:

                  At your request we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Pennzoil Company including Pennzoil Exploration and Production Company, Pennzoil Caspian Corporation, Pennzoil Resources Canada Ltd., Pennzoil Venezuela Incorporated, Pennzoil Products Company, and Pennzoil Company (successor to Proven Properties, Inc.) (collectively referred to herein as the Company) as of December 31, 1996. In accordance with the requirements of FASB 69, our estimates of the Company's net proved reserves as of December 31, 1993, 1994, 1995, and 1996, as contained in this report and our previous reports, are presented in attached Table No. 1 together with a tabulation of the components of the differences in the estimates as of such dates. The Company's reserves in the United States are located in all the main producing states (except Alaska), and in state and federal waters offshore California, Louisiana, and Texas. The Company's foreign reserves are located in Canada, Venezuela, and Azerbaijan.

                  The estimated reserve volumes and future income amounts presented in this report are related to hydrocarbon prices. December 1996 hydrocarbon prices were used in the preparation of this report as required by Securities and Exchange Commission (SEC) and Financial Accounting Standards Bulletin No. 69 (FASB 69) guidelines; however, actual future prices may vary significantly from December 1996 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. Our estimates of the proved net reserves attributable to the interests of the Company as of December 31, 1996 are shown below:

                                                Proved Net Reserves
                                              As of December 31, 1996
                                   --------------------------------------------
                                      Liquid, Barrels             Gas, MMCF
                                   ----------------------     -----------------

Developed and Undeveloped
   United States                       165,124,840               1,187,240
   Foreign                              22,329,633                  89,527
                                       -----------               ---------
      Total Worldwide                  187,454,473               1,276,767

Developed
   United States                       140,689,795               1,070,100
   Foreign                               1,475,810                  89,527
                                       -----------               ---------
      Total Worldwide                  142,165,605               1,159,627

                  The "Liquid" reserves shown above are comprised of crude oil, condensate, and natural gas liquids. Natural gas liquids comprise 19 percent of the Company's developed liquid reserves and

Pennzoil
February 3, 1997
Page 2




15 percent of the Company's developed and undeveloped liquid reserves. All hydrocarbon liquid reserves are expressed in standard 42 gallon barrels. All gas volumes are hydrocarbon sales gas expressed in MMCF at the pressure and temperature bases of the area where the gas reserves are located. Our estimates of hydrocarbon sales gas reserves as of December 31, 1996 do not include 181,855 MMCF of carbon dioxide which is also sales gas. Revenues from carbon dioxide sales are included in our estimates of future cash inflows as of December 31, 1996. In addition, the Company owns 44,292 long tons of sulfur reserves as of December 31, 1996 which are not shown above; however, the revenue from these sulfur reserves is included in the cash inflow data in this report. Our estimates of proved net reserves as of December 31, 1996 include 1,365,738 barrels and 4,095 MMCF for Pennzoil Venezuela, Inc. for which Pennzoil has a contract to develop and produce but does not have actual ownership of the hydrocarbons.

                  The proved reserves presented in this report comply with the SEC's Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Commission Staff Accounting Bulletins, and are based on the following definitions and criteria:

              Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated, and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met:
       (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground storage. Depending on the status of development, these proved reserves are further subdivided into:

                  (i) "developed reserves" which are those proved reserves
              reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in

Pennzoil
February 3, 1997
Page 3




              existing wells, and (b) "developed non-producing reserves" which are those proved developed reserves which exist behind the casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of a new well; and

                  (ii) "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required, and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir. Reserves from undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.

                  Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.

                  The Company has interests in certain tracts which have substantial additional hydrocarbon quantities which cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs which may result in the reclassification of significant additional volumes to the proved category.

                  In accordance with the requirements of FASB 69, our estimates of future cash inflows, future costs, and future net cash inflows before income tax as of December 31, 1996 from this report and as of December 31, 1995 from our previous report are presented below.


                                                Total Worldwide
                                             As of December 31(1)(2)
                                ------------------------------------------------
                                        1996                       1995
                                ---------------------      ---------------------
Future Cash Inflows                $8,958,482,749              $6,569,120,413
Future Costs
    Production                     $2,266,664,101              $1,954,332,406
    Development                       490,063,774                 536,689,322
                                   --------------              --------------
        Total Costs                $2,756,727,875              $2,491,021,728

Future Net Cash Inflows
    Before Income Tax              $6,201,754,874              $4,078,098,685

Present Value at 10%
    Before Income Tax              $3,967,371,608              $2,646,967,469

------------
(1) The cash inflow data for December 31, 1996 include revenues from 181,855 net MMCF of carbon dioxide reserves which have a future net cash inflow before income tax of $56,210,214 and present value at 10 percent before income tax of $19,770,225. The cash inflow data for December 31, 1995 include revenues from 156,339 net MMCF of carbon dioxide reserves which have a future net cash inflow before income tax of $45,992,640 and present value at 10 percent before income tax of $18,647,275.

(2) The cash inflow data for December 31, 1996 includes net cash inflow before income tax of $14,108,210 and present value at 10 percent before income tax of $11,922,173 attributable to Pennzoil Venezuela, Inc.

Pennzoil
February 3, 1997
Page 4





                  Our estimates as of December 31, 1996 and 1995 of future cash inflows, future costs, future net cash inflows before income tax, and present value at 10 percent before income tax are shown individually for total worldwide, total United States (onshore and offshore), and foreign areas in Table No. 2 which is attached.

                  The future cash inflows are gross revenues before any deductions. The production costs were based on current data and include production taxes in the United States, certain foreign taxes where applicable, ad valorem taxes, and certain other items such as transportation and processing costs, in addition to the operating costs directly applicable to the individual leases or wells. The development costs were based on current data and include certain dismantlement and abandonment costs net of salvage for properties where such costs are relatively significant.

                  The Company furnished us with gas prices in effect at December 31, 1996 and with its forecasts of future gas prices which take into account SEC guidelines, current market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they account for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat different than December gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

                  The Company furnished us with liquid prices in effect at December 31, 1996 and these prices were held constant to depletion of the properties. In accordance with SEC guidelines, changes in liquid prices subsequent to December 31, 1996 were not considered in this report.

                  The Alberta Royalty Tax Credit and the British Columbia Cost of Service Allowance were not applied in our estimates of future net income from the Company's properties in Canada.

                  Operating costs for the leases and wells in this report were based on the operating expense reports of the Company and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by the Company and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. At the request of Pennzoil, their estimate of zero net abandonment costs after salvage value for onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for Pennzoil's estimate. The estimated net cost of abandonment after salvage was included for offshore properties where abandonment costs net of salvage are significant. The estimates of the offshore net abandonment costs furnished by the Company were accepted without independent verification. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments. The Company supplied data on accumulated gas production imbalances which were taken into account in our estimates of future production and income.

                  The estimates of reserves presented herein are based upon a detailed study of the properties in which the Company owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which

Pennzoil
February 3, 1997
Page 5



may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. The Company has informed us that they have furnished us all of the accounts, records, geological and engineering data and reports, and other data required for this investigation. The ownership interests, prices, and other factual data furnished by the Company were accepted without independent verification. The estimates presented in this report are based on data available through December 1996.

                  The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

                  In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases. The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

                  While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

                  Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

                                           Very truly yours,

                                           RYDER SCOTT COMPANY
                                           PETROLEUM ENGINEERS

                                           /S/ RAYMOND V. CRUCE

                                           Raymond V. Cruce, P.E.
                                           Chairman and CEO
RVC/sw

                                  TABLE NO. 1

                                PENNZOIL COMPANY
                            PROVED NET RESERVE DATA(1)

                                                                                                           United States
                                                                     Total Worldwide                 Total Onshore and Offshore
                                                         ------------------------------------     ---------------------------------
                                                            1996         1995        1994           1996         1995        1994
                                                         -----------  -----------  ----------     ---------    ---------   --------
Net Proved Liquid(3)Reserves,Millions of Barrels
-----------------------------------------------------
Developed and Undeveloped
   Beginning of Year                                         191.6         206.2       200.9         174.9        204.5      198.9
      12/31/95 Est. Prepared by Outrim Szabo Assoc.
        Ltd.(4)                                                9.6             0           0             0            0          0
      Revisions                                               12.2         -14.9         7.9           8.1        -14.4        7.9
      Extensions and Discoveries                              23.2          20.4        18.0          10.5         18.9       17.9
      Improved Recovery                                        2.1           2.7         0.6           2.1          2.7        0.6
      Estimated Production                                   -21.6         -22.1       -24.6         -20.4        -21.9      -24.3
      Purchase of Reserves In-Place                            8.1          22.2         7.6           7.0          8.0        7.6
      Sales of Reserves In-Place                             -37.8         -22.9        -4.2         -17.1        -22.9       -4.1
                                                         ----------   -----------  ----------     ---------    ---------  --------
End of Year                                                  187.4         191.6       206.2         165.1        174.9      204.5

Developed
   Beginning of Year(5)                                      152.6         177.7       164.2         151.2        176.1      162.3
   End of Year                                               142.2         152.6       177.7         140.7        151.2      176.1

Net Proved Gas(6) Reserves,
Billions of Cubic Feet
-----------------------------------------------------
Developed and Undeveloped
   Beginning of Year                                         1,291         1,376       1,491         1,256        1,341      1,453
      12/31/95 Est.  Prepared by Outrim Szabo Assoc.
        Ltd.(4)                                                178             0           0             0            0          0

      Revisions                                                 61            51          12            38           56         15
      Extensions and Discoveries                               172           219         203           143          211        200
      Improved Recovery                                          2             1         Neg             2            1        Neg
      Estimated Production                                    -219          -220        -247          -202         -218       -244
      Purchase of Reserves In-Place                             36            26          14             8           26         14
      Sales of Reserves In-Place                              -244          -162         -97           -58         -161        -97
                                                         ----------   -----------  ----------     ---------    ---------  --------
End of Year                                                  1,277         1,291       1,376         1,187        1,256      1,341

Developed
   Beginning of Year(5)                                      1,161         1,273       1,341         1,132        1,242      1,306
   End of Year                                               1,160         1,161       1,273         1,070        1,132      1,242

                                                                     Foreign(2)
                                                         ----------------------------------
                                                          1996          1995         1994
                                                         --------      --------     -------
Net Proved Liquid(3)Reserves,Millions of Barrels
-----------------------------------------------------
Developed and Undeveloped
   Beginning of Year                                        16.7           1.7         2.0
      12/31/95 Est. Prepared by Outrim Szabo Assoc.
        Ltd.(4)                                              9.6             0           0
      Revisions                                              4.1          -0.5         Neg
      Extensions and Discoveries                            12.7           1.5         0.1
      Improved Recovery                                        0             0           0
      Estimated Production                                  -1.2          -0.2        -0.3
      Purchase of Reserves In-Place                          1.1          14.2           0
      Sales of Reserves In-Place                           -20.7           Neg        -0.1
                                                         --------      --------     -------
End of Year                                                 22.3          16.7         1.7

Developed
   Beginning of Year(5)                                      1.3           1.6         1.9
   End of Year                                               1.5           1.3         1.6

Net Proved Gas(6) Reserves,
Billions of Cubic Feet
-----------------------------------------------------
Developed and Undeveloped
   Beginning of Year                                          35            35          38
      12/31/95 Est.  Prepared by Outrim Szabo Assoc.
        Ltd.(4)                                              178             0           0

      Revisions                                               23            -5          -3
      Extensions and Discoveries                              29             8           3
      Improved Recovery                                        0             0           0
      Estimated Production                                   -17            -2          -3
      Purchase of Reserves In-Place                           28             0           0
      Sales of Reserves In-Place                            -186            -1         Neg
                                                         --------      --------     -------
End of Year                                                   90            35          35

Developed
   Beginning of Year(5)                                       29            31          35
   End of Year                                                90            29          31


-----------
(1) All reserve changes in 1994 and 1995 were categorized by Ryder Scott Company. Reserve changes due to extensions and discoveries and improved recovery during 1996 were categorized by Ryder Scott Company. The remaining reserve changes during 1996 were categorized by the Company.
(2) 1995 includes 1.2 million barrels and 5 billion cubic feet and 1996 includes 1.4 million barrels and 4 billion cubic feet of natural gas in Venezuela for which Pennzoil has a contract to develop and produce but does not have actual ownership of the hydrocarbons.
(3) Liquid reserves shown above are comprised of crude oil, condensate, and natural gas liquids.
(4) These estimates were prepared by Outrim Szabo Associates, Ltd. for Pennzoil Petroleums, Ltd. as of December 31, 1995. The reserves attributable to Pennzoil Petroleums, Ltd. were sold during 1996. These estimates are included at the Company's request in order to reconcile reserve revisions. Ryder Scott Company has not reviewed these reserve estimates and therefore expresses no opinion as to their validity.
(5) Beginning of year proved developed gas and liquid reserves for 1996 excludes proved developed reserves estimated by Outrim Szabo Assoc. Ltd. for Pennzoil Petroleums, Ltd. as of December 31, 1995.
(6)  Excludes carbon dioxide reserve and production data.

                                  TABLE NO. 2

                                PENNZOIL COMPANY
                           CASH INFLOW AND COST DATA(1)
                           (MILLIONS OF U.S. DOLLARS)





                                                               United States
                                   Total Worldwide          Onshore and Offshore          Foreign
                                  As of December 31           As of December 31      As of December 31
                            --------------------------    ------------------------  -------------------
                               1996            1995          1996          1995        1996       1995
                            -----------     ----------    ---------     ----------  ---------   -------

Future Cash Inflows(2)        $8,958          $6,569        $8,270        $6,287        $688       $282

Future Costs
   Production(3)             -$2,267         -$1,954       -$2,055       -$1,849       -$212      -$105
   Development(4)               -490            -537          -445          -480         -45        -57
                              ------          ------        ------        ------        ----       ----

Total Costs                  -$2,757         -$2,491       -$2,500       -$2,329       -$257      -$162

Future Cash Inflows
   Before Income Tax          $6,201          $4,078        $5,770        $3,958        $431       $120

Present Value @ 10%
   Before Income Tax          $3,967          $2,647        $3,697        $2,587        $270      $  60



--------

(1) Data for 1996 and 1995 include cash inflows and costs attributable to carbon dioxide reserves located in the United States. The 1996 carbon dioxide reserves account for $56.2 million of cash inflows before income tax and $19.8 million of present value at 10% before income tax. The 1995 carbon dioxide reserves account for $46.0 million of future cash inflows before income tax and $18.6 million of present value at 10% before income tax.
(2)  Gross revenues are before any deductions.
(3) Includes production taxes in the U.S.A., certain foreign taxes where applicable, ad valorem taxes, and certain other items such as transportation and processing charges.
(4) Includes future dismantlement and abandonment costs net of salvage for offshore properties where such costs are relatively significant.